Filed by Gardner Denver Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gardner Denver Holdings, Inc.
SEC File No.: 001-38095
Date: August 1, 2019

Gardner Denver Holdings, Inc.
Q2 2019 Earnings Call
August 1, 2019, 8:00 a.m. ET

Prepared Remarks:

Operator

Good day and welcome to the Gardner Denver Second Quarter 2019 Earnings Conference Call. [Operator Instructions]. I would now like to turn the conference over to Vik Kini, Head of Investor Relations. Please go ahead.

Vikram Kini – Vice President, Finance and Investor Relations, Gardner Denver Holdings, Inc.

Thank you and welcome to the Gardner Denver 2019 Second Quarter Earnings Call. I am Vik Kini, Gardner Denver's Investor Relations leader. And with me today are Vicente Reynal, Chief Executive Officer, and Neil Snyder, Chief Financial Officer.

Our earnings release which was issued yesterday and a supplemental presentation which will be referenced during the call are both available on the Investor Relations section of our website gardnerdenver.com.

In addition, a replay of this morning's conference call will be available later today. The replay number as well as access code can be found on slide two of the presentation.

Before we get started, I would like to remind everyone that certain of the statements on this call are forward-looking in nature and are subject to the risks and uncertainties discussed in our previous SEC filings, which you should read in conjunction with the information provided on this call. Our full disclosure regarding forward-looking statements is included on slide 3 of the presentation.

Turning to slide 4, on today's call, we will review our second quarter highlights and 2019 guidance as well as an update on the pending transaction with Ingersoll Rand. We will conclude today's call with a Q&A session.

As a reminder, we would ask that each caller keep to one question and one follow-up to allow for enough time for other participants.

At this time, I will now turn it over to Vicente Reynal, Chief Executive Officer.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Thank you, Vik. And good morning to everyone on the call.

Turning to slide 5, let me start with a brief overview of the second quarter. Overall, Q2 was a solid quarter with strong operational execution across the businesses despite continued noise on the macroeconomic front in our upstream energy business.

We delivered revenue, adjusted EBITDA and earnings per share that were largely in line with our expectations. And I'm very pleased with the efforts that the teams are taking across the company to drive operational efficiency and control costs.

Our businesses that we have identified as being GDP driven, collectively, saw positive revenue growth of 4% excluding FX and triple-digit adjusted EBITDA margin expansion.

Let me provide a bit more color on the financial highlights in the second quarter. From a total company perspective, revenue and adjusted EBITDA results were impacted by upstream energy.

Despite this impact, we were able to achieve adjusted EBITDA of $148 million and overall margin of 23.5%. The upstream energy market continues to be challenged, driven mainly by supply and demand imbalances and limited market visibility.

Despite the headwinds in upstream energy, I continue to be pleased with the performance across the balance of portfolio as our GDP exposed businesses of industrials, medical and mid and downstream energy collectively grew revenue above GDP.

In addition, we continue to see solid momentum on operational initiatives like Innovate-to-Value and targeted restructuring to offset known headwinds such as tariffs.

As I mentioned earlier, both the Industrials and Medical segments saw triple-digit adjusted EBITDA margin expansion for the third consecutive quarter and we continue to see runway for healthy margin expansion in these businesses in the second half of the year.

From a balance sheet and cash perspective, free cash flow in the quarter was $51 million. Free cash flow conversion to reported net income was 113% as the teams continue to remain disciplined on capital allocation and managing working capital.

Net debt leverage remained at 2 times at quarter-end. The combination of our strong balance sheet, capacity on a recent expanded revolver and free cash flow provides us current liquidity in excess of $800 million to support ongoing capital deployment priorities.

One exciting example of this was the recent announcement of our medical acquisition, Oina, which is a Swedish-based company offering customized solutions for liquid and gas handling, including peristaltic pumps, piston pumps and diaphragm pumps.

We view this technology as highly complementary to both our Medical segment strategy as well as complementary to the fluid management portfolio that is part of the Ingersoll Rand Industrial segment.

Turning to slide 6, I would like to spend a few minutes providing an update on the pending transaction with Ingersoll Rand's Industrial segment. As we outlined in our transaction call at the end of April, combining Gardner Denver and Ingersoll Rand's Industrial segment brings together two companies, with long histories of innovation, premium brands, talented employees and -- more important -- winning cultures to create a diversified global leader in mission-critical flow creation and industrial technologies.

As I have gotten to know the Ingersoll Rand team better over the last few months, I'm even more confident today in our ability to create a premier industrial leader and deliver ongoing value creation to our shareholders.

Moving to a quick update on the transaction, I am pleased to report that we have moved past the first major step in the regulatory approval process as the June 29 waiting period for US antitrust clearance expired with no further inquiries.

In addition, the international antitrust process is currently under way and progressing as expected. While there are more steps to clear in the regulatory process and the separation of the Ingersoll Rand Industrial business, we remain comfortable that the deal is on track to close by early 2020.

The teams from both Gardner Denver and Ingersoll Rand's Industrial segment are also making good progress in terms of joint integration planning. I'll provide an overview on how the integration is being managed on the following page.

But based on the work we have done so far, we continue to remain confident in our ability to achieve the $250 million of cost synergy target by the end of year three after the close of the deal.

I also had the opportunity, a few weeks ago, to host a town hall meeting at the Ingersoll Rand headquarters in North Carolina with the global Industrials team. It was great to see the strong culture of engagement that the entire team has and the commitment to providing high-quality products and superior customer service that I know we also share here at Gardner Denver.

Moving to slide 7, as you know from the many commercial and operational initiatives we have implemented at Gardner Denver over the past few years, I'm a firm believer that a strong process and a structured cadence for execution managed within the business is key to success.

As a result, we're using the principles of the Gardner Denver Execution Excellence process, or GDX, to manage the integration planning and, later on, the execution of the integration.

We have used the GDX process and the tool kit of growth rooms and standard work to integrate many of the bolt-on acquisitions we have done over the past few years.

This has led to a more thorough and timely integration and the ability to achieve financial criteria on or ahead schedule and, in certain instances, in excess of expectations.

We're taking the same approach and now applying it to Ingersoll Rand transaction. The process is based on strong engagement from cross-functional team of leaders from both businesses.

Today, we have over 150 employees from both Gardner Denver and Ingersoll Rand engage in the integration planning and they are structured across 23 different workstreams to ensure full coverage of the business.

Each workstream follows a very simple, bolt structure process of building charters, blueprints and work plans to clearly define current state value stream mapping to then create optimized future state.

The end result is a functional game plan on how to operate as a new company, as well as plans for delivering synergies across the enterprise beginning on day one.

While we're only about two months into our integration planning efforts, I am very pleased with the progress we're making as I am personally participating in weekly growth rooms and integration update calls and can see the high level of engagement, the energy and the progress across both teams.

Turning to slide 8, our commitment to our strategy remains unchanged. We recently completed our annual engagement survey across the entire business, and we set another record on engagement scores with over 300 basis points of improvement since 2017. We continue to see that a high degree of employee engagement, coupled with an ownership mentality, is a key catalyst for current and future profitable growth.

Moving to slide 9, I will provide more color on the operating performance of our segments. I will start with Industrial segment where we continue to see solid momentum on both commercial and operational initiatives.

The Industrial segment second quarter order intake was $323 million, which was flat to prior year excluding FX. Revenues in the quarter were $334 million, up 5% excluding FX.

I am pleased that our two largest geographic regions, the Americas and Europe, saw positive FX-adjusted orders growth despite continued market concerns around the softening macroeconomic backdrop.

We did see negative orders performance in Asia Pacific, but that was due to a large Runtech order placed in the prior year. However, in-year demand for Runtech turbo blower technology remains relatively healthy and the business remains on pace for solid year-over-year growth.

In terms of the product lines, we continue to see solid performance in core oil lubricated compressors and blowers which were both up mid to high-single digits. We're also very pleased with the continued performance of our oil-free compressor portfolio as we continue to see double-digit growth year-over-year.

On the other hand, vacuum continued to see some softening, particularly in Western European markets and China as our business is more aligned with industrial process oriented OEMs where we have seen a decline mainly due to global trade tensions and uncertainty. Feedback from our Western European customers is changing to a more positive as they see some pent-up demand later in 2019 and early 2020.

In general, we continue to see stable demand for niche products, with particular momentum in areas like high pressure and transport equipment as well as our portfolio of oil-free offerings beyond the compressor product line as we expand the technology into new segments.

One such product is our new oil-free claw vacuum pump highlighted on the bottom of the slide. This vacuum pump provides oil-free air and the benefits of higher efficiency, smaller footprint and reduced noise for demanding applications such as food packaging and processing.

From a regional perspective, the Americas continued to be the strongest region with mid-single-digit growth in orders and healthy double-digit growth in revenue in the quarter.

Europe continues to be relatively stable excluding FX, with low-single-digit order growth and slightly negative revenue growth. We did see a slowdown in Germany with offsets from stronger performance in countries like UK and France.

In Asia-Pacific, we continue to see mixed performance in China, with declines in oil-lubricated compressors, offset by growth in niche products like blowers. What is very encouraging is that both orders and revenue performance improved sequentially in Asia-Pacific from Q1 to Q2 and we continue to monitor the market closely given ongoing uncertainty around trade tensions and tariffs.

Moving to adjusted EBITDA, Industrials delivered $77 million in the quarter, up 12% excluding FX. Second quarter adjusted EBITDA margin was 22.9%, up 130 basis points versus prior year. The year-over-year margin increase was achieved despite ongoing headwinds such as tariffs, which were approximately $2 million of incremental cost in the quarter for total Gardner Denver, the majority of which impacted the Industrial business.

This speaks to the benefits we're seeing from initiatives like pricing, aftermarket growth and Innovate-to-Value, all of which we expect to continue to contribute to ongoing margin expansion in the second half of the year.

Moving next to the Energy segment on slide 10, the Energy second quarter order intake was $207 million, down 30% excluding FX, driven by the downturn in upstream Energy and the timing of larger project order in the mid and downstream businesses taken in the prior year.

Revenues in the quarter were $223 million, down 17% excluding FX, with upstream revenues down 26% and mid and downstream revenues collectively down 3% excluding FX.

Addressing the components of Energy, let me first start with upstream. Orders were down 35% and revenue was down 26%, both excluding FX, as the market downturn drove results below our original expectations.

In general, the market is largely book-and-ship oriented with minimal original equipment orders and nearly all activity is driven by aftermarket parts and services. Unlike prior quarters where we had typically experienced end-of-quarter momentum with orders ramping up, Q2 was relatively stable from April to June with most oilfield service companies pushing out or deferring purchases when possible.

While we originally expected to face short-term headwinds in the first half of the year, we now see market stagnating continuing for the remainder of the year.

Longer-term factors continue to be positive, such as dock count remaining above 8,200 wells and the Permian Basin continuing to see an overall trend in dock count increasing; in addition, the incremental pipeline capacity coming on board, all of those are all positive signs of medium to long-term recovery likely at some point in time in 2020.

However, from a shorter-term perspective, the market remains very opaque as customer conversations indicate very limited visibility for the second half of the year.

With capacity utilization under 67% and close to the lowest level in the past eight quarters, [Indecipherable] E&P controlling cash flows and oilfield service customers demonstrating more discipline on a quarter-to-quarter basis, we expect second half order rates to look comparable to what we experienced in the second quarter.

Having said this, we believe we continue to gain share of wallet through innovation, breadth of product portfolio, particularly aftermarket and consumables, and our best-in-class service and repair footprint.

To best put this into perspective, many of you recall that, in 2017, when market conditions were accelerating, we called out a fairly consistent $150 million of orders per quarter or a $50 million per month run rate. Keep in mind that, back then, this included pent-up demand as fleets were getting reinstated as well as a lot of retraining for OFS field service techs that created a higher run rate of repairs and services.

And now, even with the slowdown, what we see is a more normalized order rate of approximately $30 million per month or approximately $100 million per quarter of mostly aftermarket revenue.

While the upstream market maybe currently seeing a downturn, I am encouraged by the steps the teams are making to continue to bring longer-lasting customer-centric innovation to the market.

I'm excited to announce the Thunder E-Max frac pump, which you can see highlighted at the bottom of the page. The Thunder E-Max builds upon the long stroke and longer lasting nature of the original and proven technology from Thunder series pump, with an enhanced design that is capable of delivering up to 5,000 horsepower.

The pump is particularly well suited to the emerging concept of electric frac or e-frac, which typically looks for higher horsepower pumps with increased efficiency. The combination of this pump technology that includes our next generation of fluid ends, which can last up to 10 months in the field, creates a unique value proposition for customers looking to enter e-frac with a proven technology and best-in-class maintenance cost.

The Gardner Denver team has consistently proven its ability to launch innovative products that provide ongoing benefits to the customer. And the Thunder E-max should be no different as it comes to the market in the second half of the year.

On the mid and downstream side, revenue was collectively down 3% and orders were down double-digits, both excluding FX. With the strong double-digit revenue growth in the first quarter, including two larger project shipments in the midstream business, we expect that revenue to be slightly down in the quarter.

Importantly, revenue for the first half of the year is up 11% excluding FX, with positive growth from both the mid and downstream businesses, again, demonstrating that this side of the Energy segment continues to demonstrate performance well in excess of GDP.

On the order side, the second quarter of 2018 was an extremely challenging comp, as we saw growth of over 40% last year and a large concentration of project orders booked within the quarter.

What continues to give us confidence here is that book-to-bill remained above 1. In addition, in the second quarter, we saw a continued increase in project funnel, but with customers continuing to place delays on releasing the orders. We feel there is going to be some pent-up demand in the latter half of the year and into early 2020 based on the activity we see in the field.

The Energy segment delivered adjusted EBITDA of $56 million in the second quarter, which was down 28% to prior year excluding FX. As a percentage of revenue, second quarter adjusted EBITDA was 25.3%, down 390 basis points from prior year due almost entirely to upstream Energy.

Upstream Energy margins still remain above total Energy segment margins and we continue to take prudent cost actions in the business to restructure and right-size in line with market conditions.

Moving next to the Medical segment on slide 11. Order intake was solid at $76 million, up 9% excluding FX. Revenues in the quarter were $72 million, up 12% excluding FX.

This marked the fifth consecutive quarter of double-digit organic growth as the business continues to execute well on innovation and prior design wins. In addition, this puts book-to-bill at 1.06 as the team continues to build profitable backlog for the second half of the year.

As we have discussed over the past year, building out a more robust M&A funnel in the Medical segment and looking for ways to inorganically accelerate the growth momentum on the segment have been high priorities.

I'm excited by the addition of Oina, which we announced in July. Oina is a manufacturer of peristaltic pumps, which are used in high-precision liquid handling applications. Peristaltic technology has been a gap in our existing product portfolio.

With the combination of Oina's innovative product along with the Medical segment's operational footprint and commercial reach, we have high expectations for profitable growth as we integrate Oina into the business.

Medical adjusted EBITDA performance for the quarter was $21 million, up 23% excluding FX. Margins were 29.7%, up 260 basis points versus prior year, and can be attributed to strong flow-through from volume increases and continued operational efficiencies in the plant.

Turning to slide 12 and guidance, we are revising total year guidance for adjusted EBITDA to a range of $610 million to $630 million from $680 million to $710 million. This revision is directly attributable to our upstream business and includes an expected revenue decrease of approximately 30% on a total year basis for upstream Energy.

Please note that the outlook for the remainder of our business, Industrials, Medical and mid and downstream Energy, remains unchanged with mid-single-digit revenue growth before the impact of FX.

The impact of M&A is mainly in the Industrial segment. And the Industrials mid-single-digit revenue growth could be characterized as 40% organic and 60% M&A.

Also, we're expecting year-end net debt leverage to be between the range of 1.8 times and 2 times, largely attributed to the reduction in adjusted EBITDA. In addition, we expect a slight improvement in the tax rate with a range of 22% to 24%, driven largely by geographic profit mix.

From a cash flow perspective, we continue to target greater than 100% free cash flow to net income conversion. And while our capex range remains between $50 million and $60 million, we will continue to be prudent and focused on high return investments.

Overall, while short-term upstream energy market concerns weighed on the overall company outlook, I am pleased with the performance in our GDP exposed businesses. As we continue to progress toward a Q1 2020 closure of the pending Ingersoll Rand transaction, the long-term prospects of the combined company look very positive. And I'm very encouraged by the integration planning thus far and confident in the team's ability to identify and execute meaningful areas of value creation for our shareholders post close.

So with that, I'll turn the call over to the operator and open it for Q&A.

Questions and Answers:

Operator

[Operator Instructions] Our first question comes from Nathan Jones of Stifel. Please go ahead.

Nathan Jones – Analyst, Stifel, Nicolaus & Co., Inc.

Good morning, everyone.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Good morning, Nathan.

Nathan Jones -- Analyst, Stifel, Nicolaus & Co., Inc.

I'm actually going to start off in Industrial, which I'm sure is a little surprising. Growth there was actually pretty good. It looks like about 2% organic growth in the Industrial business. Certainly, you've got a lot of revenue coming from Europe and China that have had a lot of macro uncertainty and upheaval over the last few quarters. Maybe you can talk about some of the underlying markets there. I know you're a little more niche in the overall industrial economy. And what you think the contribution you're getting from market share gains related to new product releases and such is.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah. Thanks, Nathan. So, as you said, we're very pleased with the momentum that the team is driving organically. Roughly 2.5%. So, you're pretty close on that organic growth momentum. The Americas, as we said, up mid-single digit in orders, double digit in revenue for the quarter. We continue to be very pleased in Europe, with orders in the low-single digit. And, yes, some of the share gains is really primarily -- or some of the good momentum is really primarily by the initiatives that we have around innovation. So, we continue to launch innovative products. You saw that we're expanding our oil-free technology; in this case, taking some of the learnings from oil-free compressors and applying that to oil-free vacuum applications with the claw technology that we just launched that so far -- a tremendous -- or some very good feedback from the market.

And as you pointed out, the niche segments continue to do really well where we continue to see double-digit orders and revenue growth on this kind of niche applications. And the exciting thing here is that the team continues to identify more niche end markets and we continue to do a lot of [Indecipherable] customer to really accelerate the penetration.

China is relatively small, but very good in areas like blowers, in an area that we continue to see some pretty good momentum. But China, the opportunity there exists in the sense that we have such a very low market share that we're just getting ready and prepare for when things kind of get better economically in China and be ready to take more share.

Nathan Jones -- Analyst, Stifel, Nicolaus & Co., Inc.

Maybe you could talk a little bit about your ability to sustain this, even kind of low single-digit growth, which I actually think is pretty good performance in this kind of environment. The macro doesn't seem to be getting a whole lot better. I know maybe you're coming up on lapping some of these new product releases, lapping some of these market share gains. Is there a significant amount of new product in the pipeline, new markets that you're attacking there where you think you can sustain this kind of low single-digit growth in this kind of macro environment and continue to outperform the underlying markets?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah. Well, Nathan -- and the comment about lapping some tough comps, it is spot on. If you remember, Q2 of last year, orders were up something like 14% and revenue up 12%. So, even with that lapping of double-digit strong momentum, we're still generating some good solid momentum. And I think I attribute that to the initiatives that we have spoken about. Number one, demand generation continues to show and demonstrate how we reach and educate customers who are -- which is a largely fragmented customer base because of all the diverse end markets. And demand generation is providing us a lot of analytics and statistics for us to be more precise as to kind of unique, niche markets or end markets or even sub regions within the region on how we target and blanket specific markets with technologies.

And the second piece of that is innovation. We're a true believer that differentiation in the market across all of our segments, whether Industrials, Medical and Energy, it's all around innovation and has been proven that, when we launch a new product, customers listen and they react.

So, yeah, we continue to target above GDP growth and that's what the initiatives that we have in place is -- and the execution of the theme and the execution through these growth rooms gives us -- or the GDX is what gives us the confidence to continue performing like this.

Nathan Jones -- Analyst, Stifel, Nicolaus & Co., Inc.

Okay, thanks for the color. I'll pass it on to the Energy questions.

Operator

Our next question comes from Mike Halloran of Baird. Please go ahead.

Michael Halloran – Analyst, Robert W. Baird & Co., Inc.

Hey, good morning, everyone.

Vicente Reynal -- Chief Executive Officer, Gardner Denver Holdings, Inc.

Morning, Mike.

Michael Halloran -- Analyst, Robert W. Baird & Co., Inc.

Hey. So, sticking kind of on the Industrial side and in the context of guidance, is the underlying assumption from here relative stability within your core industrial markets from 2Q kind of run rate? And is the confidence in maintaining the overall growth rate partially due to comparisons, what you're seeing in the order book? Maybe just give some color on why the confidence in that rate when you marry those two pieces.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah. Sure, Mike. So, the second half is consistent with the second quarter, and I categorize that in a couple of buckets. First, half of the growth in Q3 and Q4 is coming from M&A where MP pumps and DV are doing very well.

The second piece is the organic, which we view as consistent in Q3 due to the price, that we have done, as well as ongoing focus on niche segments and some of the demand generation and innovation, which continues to do actually quite nicely.

And the third is in the fourth quarter we expect some acceleration from the third quarter coming from normal seasonality, plus we have some large custom engineering order projects that are already in the backlog, kind of similar to what we do in downstream, just in this case it's more into the Industrial segment, particularly in Asia, in Korea, that is expected to ship in December.

Michael Halloran -- Analyst, Robert W. Baird & Co., Inc.

And then, kind of a broader question, probably more so to do with Industrial than your mid and downstream assets, but maybe you could just talk a little bit about the differences you're seeing in kind of your shorter cycle oriented industrial assets versus maybe the project environment. And then layer on top of that with the customer thought processes right now, what kind of delays you're seeing in the marketplace, how does the funnel look versus what conversion looks like and whether or not there's just a lot of uncertainty in this driving delayed decisions.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah. So, I guess, we can't characterize this -- and we kind of consider some of these compressor more of -- you could argue it's short cycle, right? Our dealers are not stocking any of these products. And this is just -- basically, it's same thing with the blowers. So, we continue to see solid performance in core oil lubricated compressors and blowers, both our mid-single digit to high-single digit, also oil-free compressors, which I also -- even though we cannot bill those as we -- when we book it, we typically ship it within the same quarter. And we see those as well in double-digit growth environment.

From a large project perspective, the way I categorize it is that, we're very encouraged by the funnel growth that we are seeing from our commercial teams. What, obviously, we don't like is that customer decision is taking longer. It's not that -- a lot of our data says that it is not that we're losing the orders, it's just customers are holding on to those larger-ticket item decision-making.

Now, this is, in some regards, kind of what we think might be some -- potentially bringing some pent-up demand here maybe in terms of orders here in the latter part of the year or in early 2020. So, these are projects that our customers are telling us are going to happen. They're just not releasing the capex for it.

Michael Halloran -- Analyst, Robert W. Baird & Co., Inc.

Great. I appreciate the color as always.

Vicente Reynal -- Chief Executive Officer, Gardner Denver Holdings, Inc.

Thank you, Mike.

Operator

Our next question comes from Julian Mitchell of Barclays. Please go ahead.

Julian Mitchell – Analyst, Barclays Capital, Inc.

Hi, good morning. Maybe just a first question around the free cash flow. That was down, I think, 60% in Q2 and down 40% in the first half. What are you expecting for the full year now? I think it was $400 million. Should we think closer to $300 million, and so a sort of flattish year-on-year in the second half?

Neil Snyder -- Chief Financial Officer, Gardner Denver Holdings, Inc.

Yeah, Julian. We did expect free cash flow for the year to be roughly $400 million. But now, we still see 100% cash conversion, but we do expect approximately $300 million for the year. And the result is really attributed to two factors. One, the lower full-year EBITDA guidance; and two, approximately $50 million to $60 million of cash outflow this year related to the Ingersoll-Rand transaction as we're working to accelerate the separation and the integration planning activities.

Julian Mitchell -- Analyst, Barclays Capital, Inc.

Thanks. And then, just following up on that, that cash conversion is against the GAAP net income, right? Against adjusted net income. It's running well below $100 million, I think.

Neil Snyder -- Chief Financial Officer, Gardner Denver Holdings, Inc.

Yeah. On prior quarters, we used free cash flow to adjusted net income. And this quarter and going forward, we've moved to free cash flow to reported or GAAP net income. And kind of why did we do the move? One, the metric is more conventional; and, more importantly, we think it's more reflective of our cash conversion going forward in light of more significant one-time cash outflows that will be related to the IR separation, integration and synergy realization over the next few years.

Julian Mitchell -- Analyst, Barclays Capital, Inc.

Thank you. And then, just second topic on Energy, it looks like you're assuming Energy EBITDA is down maybe about 30% through the second half of the year or 30%, 35%. Just wanted to check that's about right and if there is any split of that, that Q3 versus Q4 should look different?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah. So, for the second half, it's roughly about right. Kind of what we see, obviously, slightly more pronounced on the third quarter. If I look at it from a basis point perspective, think about it around 350 basis points in the third quarter and about 50 basis points in the fourth quarter. Again, this is driven by the fact that there is a lot of downstream projects that will tend to get shipped here in the fourth quarter.

Julian Mitchell -- Analyst, Barclays Capital, Inc.

Very helpful. Thank you.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Sure. You're welcome.

Operator

Our next question comes from Josh Pokrzywinski of Morgan Stanley. Please go ahead.

Josh Pokrzywinski – Analyst, Morgan Stanley & Co. LLC

Hi. Good morning, guys.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Hi, Josh.

Josh Pokrzywinski -- Analyst, Morgan Stanley & Co. LLC

Neil, can I just follow-up on something you said earlier on the free cash conversion. So, in the guidance page, that 100% for both columns, is that 100% apples to oranges? And what would that look like kind of prior on a GAAP basis if that's what we're going with going forward?

Neil Snyder -- Chief Financial Officer, Gardner Denver Holdings, Inc.

On a GAAP basis going forward, it's going to be above 100%. And historically, we would have run well above. If you remember, there was a lot of noise in our historical reported net income coming out of the take-private period. So, now that we've got more normalized reported net income, we see a clear path to greater than 100% conversion.

Josh Pokrzywinski -- Analyst, Morgan Stanley & Co. LLC

Yeah. I guess I'm just looking at the two columns where you're at 100% on both, but if the convention is changing, it's a little harder to compare. So, was that 120% before on reported and now you think it's 100%? Just trying to calibrate the change relative to the April guidance more than anything else.

Neil Snyder -- Chief Financial Officer, Gardner Denver Holdings, Inc.

Yeah. I think it's more $400 million to $300 million. And I think on the reported -- yeah, it would have been about 100% on the reported and maybe slightly higher on an adjusted.

Josh Pokrzywinski -- Analyst, Morgan Stanley & Co. LLC

Okay, got it. And then, the decrementals on the upstream Energy business at about 55%, Vicente. Not unreasonable given where this business has been historically and some of the operating leverage it's had and certainly where it's been on the upside. But can you talk about what those cost mitigation actions were? So, what are the real savings? And then, as this business stabilizes, is 55% the right percentage on the upside? Or is that just an exacerbated number right now because the volume drop has been so steep?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah, I know. Exactly, Josh. I think it's been accelerated because of the volume drop. But think about it incremental and decremental, they tend to be in the 40% range and can be definitely somewhat dependent on product mix. I think particularly what we saw here on a higher decremental is some price erosion on fluid ends, particularly on the upstream side. But, obviously, the team has taken some actions in terms of restructuring. So, kind of net-net, that's some of the things that we see here.

I think the main point to continue to think about it is that, particularly on the upstream side, again, when you look at the revenue decrease on the Energy side, it really came from the upstream. And just to keep in mind, even with this decremental, still the first half of 2019 are still generating 29% EBITDA margins in this business.

Josh Pokrzywinski -- Analyst, Morgan Stanley & Co. LLC

Understood, thanks. I'll get back in queue.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Thank you, Josh.

Operator

Our next question comes from Andrew Kaplowitz of Citi. Please go ahead.

Andrew Kaplowitz – Analyst, Citigroup Global Markets, Inc.

Good morning, guys.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Morning, Andrew.

Andrew Kaplowitz -- Analyst, Citigroup Global Markets, Inc.

Vicente, we know within upstream Energy, you have several large customers that usually have long-term, relatively steady contracts with you. Obviously, these customers have lowered their spending plans. But given your change in upstream guidance, did your customers just abruptly change their plans? And then, could you talk about your confidence that these customers want to further lower their spend moving forward?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah, Andy. So, I think what we saw in the month of June, it was very different from any other pattern that we have seen in prior quarters. And that's what -- we took the decision to take a very prudent view here in the second half and assume that customers -- based on that, what we saw, and based on conversations that they're telling us that the market has too much capacity, utilization rates are at a multi-quarter low, fleets are getting stacked, and so on and so on that we decided to take a very prudent view for the second half, adjust the business, adjust the cost basis of the business and drive the business forward at these kind of new levels that we see. And, obviously, if things materialize and pickup from here on, we'll be definitely ready from that.

I think the other thing that is very encouraging to us is that we have spoken in the past about drill pumps and how there has been conversations. We have now some very active funnel for drill pumps that we're looking positive to maybe freeing up here in the second half. Again, we did not include that in our guidance here because it's always one of those that could tend to get delayed. But if it comes and it gives us greater clarity, it will be a good outcome, especially the level of confidence on drill pumps here is mainly because it comes in from an international market where there has been some good solid momentum across different OFS companies or different drill companies in the international markets, more so than the US market.

Andrew Kaplowitz -- Analyst, Citigroup Global Markets, Inc.

That is interesting regarding the drill pumps. If I could just shift to Industrial for a second. Again, one of the initiatives you guys have had is just really trying to beef up your aftermarket presence. So, when you look at Industrial OE versus aftermarket, has aftermarket growth changed at all? And how much ability do you have to push on aftermarket growth if OE demand weakness exacerbates a bit?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah. No, Andy, great question. If you remember, last year, we talked a lot about seeding the market with a lot of the new products and OE. And now, here is when we're starting to see the pickup of the aftermarket of that kind of seeding that we did in the market. So, yes, when you look at the second quarter, we saw slightly better momentum here in the aftermarket, particularly because of the increase of the OE products that we have put in the market, but also because of the execution that we're driving with the teams, with the GDX tools in the sense of aftermarket is one of the growth rooms that we drive and it's proven to drive some pretty good momentum. I can tell, in Europe, the team in Europe has seen some -- the resurgence in the aftermarket, particularly around this.

And the other point is our iConn. Our iConn platform continues to get better penetration. iConn, the IoT platform that we have. And as you remember, we have now two board members that are very specialized on this technology and the amount of incremental value that our board members are giving us strategically and tactically has been great.

So, we're pretty -- we're looking forward to continuing our kind of connectivity of these platform to accelerate the aftermarket.

Andrew Kaplowitz -- Analyst, Citigroup Global Markets, Inc.

Is the percent of aftermarket about 40% now, Vicente?

Vicente Reynal -- Chief Executive Officer and Director Gardner Denver Holdings, Inc.

No, it continues to still be in that kind of mid-to-high 30s for Industrial.

Andrew Kaplowitz -- Analyst, Citigroup Global Markets, Inc.

Got it. Thank you.

Operator

Our next question comes from Joe Ritchie of Goldman Sachs. Please go ahead.

Joe Ritchie -- Goldman Sachs -- Analyst

Thanks. Good morning, everyone.

Vicente Reynal -- Chief Executive Officer

Morning, Joe.

Joe Ritchie – Analyst, Goldman Sachs & Co. LLC

So, just a couple of clarifications. Sorry to harp on the change in the free cash flow convention. But, obviously, the absolute number is a pretty big difference between your GAAP net income and your adjusted net income. And so, Neil, you mentioned earlier, I think, roughly $50 million in costs associated with some integration of the Ingersoll Rand assets. I'm just trying to understand, like, what else is part of the delta? And then, how should we think about that structurally beyond this year?

Neil Snyder -- Chief Financial Officer, Gardner Denver Holdings, Inc.

Yeah. Roughly, half the decline would be your reduction in the EBITDA guidance and the other half of the reduction would be attributable, as you mentioned, to the Ingersoll Rand activities that we're doing. On a normalized basis, you're looking at around mid-300.

Joe Ritchie -- Analyst, Goldman Sachs & Co. LLC

Got it.

Neil Snyder -- Chief Financial Officer, Gardner Denver Holdings, Inc.

On our guidance.

Joe Ritchie -- Analyst, Goldman Sachs & Co. LLC

Got it. So, if it's normal at, call it, mid 300s, then how do we think about the trajectory of that, like, in 2020 and 2021?

Neil Snyder -- Chief Financial Officer, Gardner Denver Holdings, Inc.

Our view is we should see acceleration. And a couple of reasons, one is we're realizing some of the benefits as we move into the integration, but also one of our benefits, if you look in the prior, there's a lot of the initiatives we've been doing around net working capital. And we saw a lot of meaningful improvements on accounts receivable and accounts payable. And what we're really focusing our efforts on now -- and we had mentioned entering the year and also going forward -- is driving sustained improvement on inventory.

I think another point is we're continuing to work to optimize our ETR and reduce our cash taxes and we'll see some opportunities both in our existing term loans as well as new term loan coming in on interest expense -- on cash interest expense.

Joe Ritchie -- Analyst, Goldman Sachs & Co. LLC

Okay, got it. That's helpful. And then, maybe clarifying something on the Energy side of the business with the new expectations in upstream, if I recall correctly, the comps get a little more difficult in the third quarter from a growth perspective. We talked a little bit about decremental margins. And so, is the right way to kind of think about the cadence for the rest of the year that decrementals could remain maybe similar to 2Q in 3Q and then get better as we progress to 4Q or how should we think about that in the context of the comments that you made earlier, Vicente, around pricing for fluid ends getting a little bit worse?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings Inc.

In terms of the decremental, spot on to that, Joe. And in terms of the cadence, yeah, it's about $100 million per quarter kind of cadence revenue wise. That's why we've kind of called out these steady -- roughly $30 million to $33 million per month. But, yes, so cadence of revenue in the $100 million per quarter with 40-plus-percent decremental.

Joe Ritchie -- Analyst, Goldman Sachs & Co. LLC

Okay, great. Thanks, guys.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Sure. Thank you, Joe.

Operator

Our next question comes from Nicole DeBlase of Deutsche Bank. Please go ahead.

Nicole DeBlase – Analyst, Deutsche Bank Securities, Inc.

Yeah. Thanks, good morning.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Good morning.

Nicole DeBlase -- Analyst, Deutsche Bank Securities, Inc.

So, I just want to start with EBITDA expectations for Industrials and Medical. You guys have been doing a really good job, seeing really nice year-on-year margin expansion in the first half for both segments. I think a little bit in excess of what you would have expected. And so, are you still looking for 100 bps of year-on-year expansion in EBITDA margins for the full year or has that stepped up a little bit within the guidance?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

No, I think still consistent to the guidance, we're looking at Industrials to be about 100 basis points and the Medical to be slightly above 100 basis points.

Nicole DeBlase -- Analyst, Deutsche Bank Securities, Inc.

Okay, got it. That's helpful. Thanks. And then, if you could talk a little bit more about what you're seeing with respect to pricing in Energy. I know you talked about fluid ends becoming a bit weaker, how much is pricing down? And then, have you seen any signs of weaker pricing across any of the other product services that you supply within upstream?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Sure. So I mean if I can categorize it in -- and again the only place if I kind of carve out is the upstream side of the business right -- the upstream side of the energy segment, so it's not across the entire energy segment. Again our Nash downstream business continues to do very well on price positioning.

Within the upstream business, you have the different buckets of pumps. Obviously, very little pumps going out in the market, but those pumps are going at a very good -- still continue to be kind of good price momentum. And repairs, service, stable. Consumables is actually something that's difficult to make sure of the price because our ASPs continue to go higher because of new technology that we're launching. So, again, very honed in on fluid ends. Particularly, there has just been a lot of -- there has always been a bifurcation in the market of kind of very low cost fluid end players, has always been that in the market and what we consider to be -- also to be the premium player in the fluid end. The big difference is that our fluid ends, as I mentioned in my remarks, could be changed maybe once or potentially two times in a year. So, they're lasting much longer. New technology. But the market continues to drive the prices down on the fluid ends. So, overall, if you look at an upstream business, low single-digit for overall kind of price reduction, primarily driven by fluid ends.

Nicole DeBlase -- Analyst, Deutsche Bank Securities, Inc.

Thanks, Vicente. And if I could squeeze one more, the short cycle on the Industrial business, a lot of companies have talked about things getting weaker in June and into July throughout the quarter. Can you just talk about what you saw from a monthly perspective and if you did see any negative momentum as we enter June within Industrials?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah, Nicole. I think we saw it -- and obviously, we watch this really carefully, the daily order rates on a kind of a weekly, consistent basis. And fairly pretty stable, I think, in the sense of how we view it. Again, Americas performing really well. Europe continued to be very stable. China is the only one that has seen sequentially, from Q1 to Q2, a slight improvement. But pretty -- I don't want to say volatile, but kind of fluctuating within the quarter. But, again, China is a fairly small piece of the total equation for us.

Nicole DeBlase -- Analyst, Deutsche Bank Securities, Inc.

Thanks. I'll pass it on.

Operator

Our next question comes from John Walsh of Credit Suisse. Please go ahead.

John Walsh – Analyst, Credit Suisse Securities (USA) LLC

Hi. Good morning.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Good morning, John.

John Walsh -- Analyst, Credit Suisse Securities (USA) LLC

I guess maybe following on Nicole's question there, if I hold that 100 bps of margin expansion in Industrials, I'm backing out to, like, an incremental in the mid 30s which, given what we've seen in the first half performance, would potentially seem conservative. Is there anything particularly that drives that?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

So, nothing particularly, John. I just think that -- as you saw, the team definitely over-delivered in the first half and we decided to, at this point in time, continue to keep the second half consistent for a full-year guidance.

John Walsh -- Analyst, Credit Suisse Securities (USA) LLC

Got you. And, I guess, maybe just a point of clarification. In an earlier question, I think you were asked about some of the channel dynamics at Energy. Apologize if I missed it, but can you talk about what you're seeing in terms of kind of channel inventory, what's out there in distribution on the Industrial side of the business and maybe you've got to kind of break that apart by region because I know that the mix is different across the globe, but any kind of color there around channel inventories?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Sure, John. I think the easy answer to that is that, in the Energy, we're really direct business. So, we don't have really a channel in the Energy businesses. So, we go direct to the customers. On the Industrial side, where we have mainly distribution, I'd say the majority of that is really in the US. But, again, these are big ticket items what we sell. So, they're not off-the-shelf items and our distribution channel does not stock a lot of these items.

We also have a very sophisticated network in the US where we can see inventory levels. If there is any particularly -- mostly in the aftermarket. And it's consistent. No increase, no decrease. So, it's consistent to what we have seen historically. So, I wouldn't say that there is anything to be worried about on the dealer channel.

John Walsh -- Analyst, Credit Suisse Securities (USA) LLC

Great. Thank you.

Operator

Our next question comes from Igor Levi of BTIG. Please go ahead .

Igor Levi – Analyst, BTIG LLC

Good morning, guys.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Good morning, Igor.

Igor Levi -- Analyst, BTIG LLC

Could you guys talk a bit more about what you see in the electric frac market as well as comment on the threat from DuraStim concept, which competes directly with your pump? Do you see a risk of losing share when the newbuild frac market recovers and how are you addressing this risk?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah. Think about it kind of from a proven technology. There is e-fracs right now in the market, right? There is several -- there's like two OFS that are basically 100% electric and they use our pumps. I think the confusion here has always been that our pumps that work on the e-frac and our pumps work whether it is electric, natural gas or diesel.

Now, what we have done, as you saw here in the announcement, is that we're launching a new pump that is going to be optimized for turbine generation and other aspects that we're very excited about in case customers want to pursue that angle. But I think we still believe that, if oilfield service customers, they want to participate in the e-frac cycle that the best is to go with proven technology, and the proven technology is hydraulic fracturing, reciprocating compressors or pumps, which is basically what we have out there that could be retrofitted easily to get connected to any type of energy power source.

I don't tend to like to comment against competition. Again, I just highlight that the technologies that we have is proven, that our team continues to evolve in innovation. And here in the second half, we're pretty excited about -- talking about even more new technology that we're launching in case that e-frac is a trend that customers want to pursue.

Igor Levi -- Analyst, BTIG LLC

Great. And then, given the lower EBITDA guidance for 2019, is there any risk whatsoever of Ingersoll Rand trying to renegotiate the terms of the deal?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

No, no. Definitely not. And that's kind of why we still feel -- and we talked about the -- we're very excited about what we're seeing, the outlook here beyond where we're going to have a company where upstream will be definitely less than 10%. A lot of these kind of cyclicality kind of noise moves away to even lower decibel levels, so to speak, and we're confident on the synergies and confident on -- continue to have a long view here moving forward.

Igor Levi -- Analyst, BTIG LLC

Great. Thank you. I'll turn it back.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Thank you.

Operator

Our next question comes from Nick Amicucci of UBS. Please go ahead.

Damian Karas – Analyst, UBS

Hey, good morning, guys. This is Damian Karas. Can you hear me OK?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yes. Hey, Damian. How are you?

Damian Karas -- Analyst, UBS

Doing well, thanks. Apologies. I lost my prior connection. So, just a couple of follow-up questions on the guidance. You've put a rather precise number down there of down 30% for the upstream business. Could you maybe just discuss the range on the full year for EBITDA? Is that range really driven by the upstream business? And how are you thinking about the scenarios that would either sway it to the low-end or possibly the high end and above?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah. So, it is definitely 100% swayed by the upstream side of the business. And the way to think about it is that, if you remember, coming into the year, we view that OE pumps were going to decrease about 50%. We're now seeing that OE pumps may decrease 60% to 70%. And coming into the year, we saw fluid ends service and repair could be flat. And we see now fluid end service and repair to be down about 20%, with the rest of the consumables to be about flat.

So, that's kind of the change. But as we see that utilization rates increase -- I made a comment on my remarks that utilization rates are at multi-quarter low right now. And as utilization rates may pick up in the second half, then this dynamic will definitely change. However, I just think that, at this point in time, we just want to be prudent with the second half and call it the way we see it, which is opaque second half just based on this too much capacity, customers stacking fleets, in some cases cannibalizing some of the fluid ends. That's why we see fluid ends kind of decrease. So, in some regards, some cannibalization is happening in the field and I think it's just going to create some solid pent-up demand later down the cycle when things start picking up again in utilization.

Damian Karas -- Analyst, UBS

Okay. That makes sense. And, I guess, given that the guidance revision is totally stemming from upstream, you did mention, however, some ongoing project delays in the mid and downstream part of the business into 2020 possibly. Could you maybe just help reconcile that commentary? Were you just outlining the possibility of some further project deferrals, but you're still confident that those projects that were projected for 2019 are going to execute as planned?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yeah, I think that -- and that commentary was really more on the orders because, obviously, a lot of these kind of longer cycle projects, they tend to have a lead time of 12 months. So, as these large projects, if they start getting delayed into later in the year, it just means that, obviously, we're not going to ship in this year, but it's really more on the orders and not so much that we're counting on for those to be executed for shipment in this year.

Damian Karas -- Analyst, UBS

Okay, that's helpful. Thanks for taking our questions.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Thank you, Damian.

Operator

Our next question is a follow-up from Nathan Jones of Stifel. Please go ahead.

Nathan Jones – Analyst, Stifel, Nicolaus & Co., Inc.

Hey, guys. Just a couple of follow-ups. Firstly, on the upstream Energy business, typically, when you see a downturn here, customers are cannibalizing unused pumps for parts. Do you think that is going on at the moment and that what you are seeing in terms of your demand is actually lower than what the overall market demand is, kind of akin to a destocking?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

I think the way we think about it is that there is potentially some cannibalization in the sense that, because there is a lot of fleets that are getting stacked, and as our OFS customers, they look at maintenance cost and they look at ways to optimize, of course, if they see a fluid end for fleet or fluid ends in a fleet that is stacked and not going to get utilized in the quarter, they are obviously going to take that fluid end and put it to use. So, I think there is -- that's why fluid ends is the high-ticket consumable item that has -- OFSs, they tend to protect their budgets. They will definitely utilize what they have out there, even if it includes removing it from a fleet that is stacked up. That's why we sometimes, like, in the past, always talk about these consumables because the consumable is really the more ongoing activity. Consumables, we continue to see very steady demand. We actually saw a sequential improvement of about 10% from Q1 to Q2 on consumables and we don't see performance different from the market. We don't foresee -- we don't believe, based on all the data that we see, that we're losing any share at this point in time.

Nathan Jones -- Analyst, Stifel, Nicolaus & Co., Inc.

Okay. And then, just one more on the guidance. You talked about today some larger projects you're expecting to ship in mid and downstream Energy in the fourth quarter. And you also talked about a couple of Industrial things that were due to ship in December. Given the kind of economic environment that we're in, that we're starting to hear more about things slipping to the right, what's your level of confidence that those things actually do go in the fourth quarter and in December and don't slip to next year?

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

It's very normal and kind of typical for us to see large projects here at the end of the year. Customers tend to take -- for these kind of large projects, they tend to take it, in many cases, because then they can work on installing them through the holidays, in some cases. At this point time, we don't foresee these getting delayed, but something that, clearly, Nathan, we track and monitor very, very carefully.

Nathan Jones -- Analyst, Stifel, Nicolaus & Co., Inc.

Okay, thanks very much.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Thank you, Nathan.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Vicente Reynal for any closing remarks.

Vicente Reynal -- Chief Executive Officer and Director, Gardner Denver Holdings, Inc.

Yes, thank you for the interest in Gardner Denver. As we sit here, we still sit here very excited about the performance that we're driving in our business. And with a very great view around our long-term view for our shareholder value creation and how we continue to get really excited as we continue with the integration planning with Ingersoll Rand Industrial businesses that we feel is going to create a fantastic premier company moving forward. So, with that, thank you, everyone. And look forward to connecting. Thank you.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll-Rand plc (“Ingersoll-Rand”) and Gardner Denver Holdings, Inc. (“Gardner Denver”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver’s and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the Gardner Denver’s and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll-Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll-Rand U.S. Holdco Inc. (“Ingersoll Rand Industrial”), or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and Ingersoll Rand achieving revenue and cost synergies; (8) inability of the combined company and Ingersoll-Rand to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14)  Ingersoll Rand obtaining approval of its shareholders to change its name and (15) other risk factors detailed from time to time in Ingersoll-Rand’s and Gardner Denver’s reports filed with the SEC, including Ingersoll-Rand’s and Gardner Denver’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll-Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand Industrial will file registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll-Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll-Rand shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com or on Gardner Denver’s website at https://investors.gardnerdenver.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Gardner Denver in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This transcript is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll-Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll-Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 26, 2019.